

VIA FACSIMILE AND U.S. MAIL

March 19, 2009

Jeffrey M. Rojek
Chief Financial Officer
GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, New York 10022

      RE: **GLG Partners, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008
               and September 30, 2008
               File No. 1-33217

Dear Mr. Rojek:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief